Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2024 SECOND QUARTER RESULTS

Gurugram, India and New York, October 31, 2023 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading travel service provider, today announced its unaudited interim financial and operating results for its fiscal second quarter ended September 30, 2023.

(in thousands)	For the three months ended September 30, 2022	For the three months ended September 30, 2023	YoY Change	YoY Change in constant currency(1)	For the six months ended September 30, 2022	For the six months ended September 30, 2023	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$131,254	$168,690	28.5%	32.8%	$273,987	$365,421	33.4%	39.6%
Air Ticketing	$39,608	$48,597	22.7%	27.0%	$70,549	$94,475	33.9%	40.3%
Hotels and Packages	$68,246	$89,366	30.9%	35.1%	$152,291	$204,581	34.3%	40.4%
Bus Ticketing	$16,088	$19,789	23.0%	27.3%	$36,395	$44,716	22.9%	28.8%
Others	$7,312	$10,938	49.6%	54.7%	$14,752	$21,649	46.8%	53.9%
Results from Operating Activities	$3,899	$6,714			$8,165	$25,846
Profit (loss) for the period	$(6,776)	$2,000			$(16,785)	$20,598
Financial Summary as per non-IFRS measures
Adjusted Margin(2)
Air Ticketing	$74,998	$80,250	7.0%	10.7%	$135,622	$154,783	14.1%	19.6%
Hotels and Packages	$57,360	$75,659	31.9%	36.7%	$124,285	$161,227	29.7%	36.2%
Bus Ticketing	$16,858	$21,815	29.4%	34.0%	$37,621	$49,092	30.5%	36.9%
Others	$7,548	$10,984	45.5%	50.7%	$15,447	$21,903	41.8%	48.7%
Adjusted Operating Profit(2)	$15,137	$28,199			$31,606	$58,338
Adjusted Net Profit(2)	$8,009	$27,805			$14,007	$61,393
Gross Bookings	$1,541,668	$1,839,700	19.3%	23.8%	$3,154,143	$3,827,189	21.3%	27.6%

Notes:

(1)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable fiscal period in the prior fiscal year. This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.
(2)
This is a non-IFRS measure. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Financial Highlights for Fiscal 2024 Second Quarter

(Year over Year (YoY) growth % is based on constant currency(1))

•
Gross Bookings increased by 23.8% YoY in 2Q24 to $1,839.7 million.
•
Adjusted Margin(2) – Air Ticketing increased by 10.7% YoY in 2Q24 to $80.3 million.
•
Adjusted Margin(2) – Hotels and Packages increased by 36.7% YoY in 2Q24 to $75.7 million.
•
Adjusted Margin(2) – Bus Ticketing increased by 34.0% YoY in 2Q24 to $21.8 million.
•
Adjusted Margin(2) – Others increased by 50.7% YoY in 2Q24 to $11.0 million.
•
Adjusted Operating Profit(2) increased to $28.2 million in 2Q24 versus $15.1 million in 2Q23, reflecting an improvement of $13.1 million YoY.
•
Adjusted Net Profit(2) increased to $27.8 million in 2Q24 versus $8.0 million in 2Q23, reflecting an improvement of $19.8 million YoY.

Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, commenting on the results, said,

“While the second quarter of fiscal year tends to be a seasonally weaker period for leisure travel, we are pleased to report strong year on year revenue growth and expansion in Adjusted Operating Profit. Our innovative travel solutions, brand strength and ability to deliver superior value to our customers and our partners are helping us to drive profitable growth.”

Fiscal 2024 Second Quarter Financial Results

Revenue. We generated revenue of $168.7 million in the quarter ended September 30, 2023, an increase of 28.5% (32.8% in constant currency(1)) over revenue of $131.3 million in the quarter ended September 30, 2022, primarily as a result of an increase of 22.7% (27.0% in constant currency) in revenue from our air ticketing business, an increase of 30.9% (35.1% in constant currency) in revenue from our hotels and packages business, an increase of 23.0% (27.3% in constant currency) in revenue from our bus ticketing business, and an increase of 49.6% (54.7% in constant currency) in revenue from our others business, each as further described below. The increase in revenue was primarily due to the sustained elevated travel demand in India in the quarter ended September 30, 2023 as compared to the quarter ended September 30, 2022.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. Customer inducement costs have been added back to revenue to calculate Adjusted Margin and are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. For more information, see “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2022	2023	2022	2023	2022	2023	2022	2023
	(Amounts in USD thousands)
Revenue as per IFRS	39,608	48,597	68,246	89,366	16,088	19,789	7,312	10,938
Add: Customer inducement costs recorded as a reduction of revenue	36,148	31,653	19,261	26,567	1,971	2,026	403	46
Less: Service cost	758	—	30,147	40,274	1,201	—	167	—
Adjusted Margin(2)	74,998	80,250	57,360	75,659	16,858	21,815	7,548	10,984

Air Ticketing. Revenue from our air ticketing business increased by 22.7% (27.0% in constant currency) to $48.6 million in the quarter ended September 30, 2023, from $39.6 million in the quarter ended September 30, 2022. Our Adjusted Margin – Air ticketing increased by 7.0% (10.7% in constant currency) to $80.3 million in the quarter ended September 30, 2023, from $75.0 million in the quarter ended September 30, 2022. Adjusted Margin – Air ticketing includes customer inducement costs of $31.7 million in the quarter ended September 30, 2023 and $36.1 million in the quarter ended September 30, 2022, recorded as a reduction of revenue. The increase in revenue from our air ticketing business and Adjusted Margin – Air ticketing was primarily due to an increase in gross bookings of 16.4% (20.8% in constant currency) primarily driven by a 23.0% increase in the number of air ticketing flight segments year over year (excluding flight segments booked as a component of bookings for our Hotels and Packages segment), primarily due to the sustained elevated travel demand in India in the quarter ended September 30, 2023 as compared to the quarter ended September 30, 2022. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings) – Air ticketing decreased marginally to 6.8% in the quarter ended September 30, 2023 as compared to 7.4% in the quarter ended September 30, 2022.

Hotels and Packages. Revenue from our hotels and packages business increased by 30.9% (35.1% in constant currency) to $89.4 million in the quarter ended September 30, 2023, from $68.2 million in the quarter ended September 30, 2022. Our Adjusted Margin – Hotels and packages increased by 31.9% (36.7% in constant currency) to $75.7 million in the quarter ended September 30, 2023 from $57.4 million in the quarter ended September 30, 2022. Adjusted Margin – Hotels and packages includes customer inducement costs of $26.6 million in the quarter ended September 30, 2023 and $19.3 million in the quarter ended September 30, 2022, recorded as a reduction of revenue. The increase in revenue from our hotels and packages business and Adjusted Margin – Hotels and packages was primarily due to an increase in gross bookings by 29.7% (34.5% in constant currency) primarily driven by a 19.7% increase in the number of hotel-room nights in the quarter ended September 30, 2023 as compared to the quarter ended September 30, 2022, primarily due to the sustained elevated travel demand in India in the quarter ended September 30, 2023 as compared to the quarter ended September 30, 2022. Our Adjusted Margin % – Hotels and packages increased marginally to 17.5% in the quarter ended September 30, 2023 as compared to 17.2% in the quarter ended September 30, 2022.

Bus Ticketing. Revenue from our bus ticketing business increased by 23.0% (27.3% in constant currency) to $19.8 million in the quarter ended September 30, 2023, from $16.1 million in the quarter ended September 30, 2022. Our Adjusted Margin – Bus ticketing increased by 29.4% (34.0% in constant currency) to $21.8 million in the quarter ended September 30, 2023 from $16.9 million in the quarter ended September 30, 2022. Adjusted Margin – Bus ticketing includes customer inducement costs of $2.0 million in the quarter ended September 30, 2023 and $2.0 million in the quarter ended September 30, 2022, recorded as a reduction of revenue. The increase in revenue from our bus ticketing business and Adjusted Margin – Bus ticketing was due to an increase in gross bookings by 16.7% (21.2% in constant currency) driven by a 18.7% increase in the number of bus tickets travelled year over year, primarily due to the sustained elevated travel demand in India in the quarter ended September 30, 2023 as compared to the quarter ended September 30, 2022. Our Adjusted Margin % – Bus ticketing increased marginally to 9.9% in the quarter ended September 30, 2023 as compared to 9.0% in the quarter ended September 30, 2022.

Others. Revenue from our others business increased by 49.6% (54.7% in constant currency) to $10.9 million in the quarter ended September 30, 2023, from $7.3 million in the quarter ended September 30, 2022. Our Adjusted Margin – Others increased by 45.5% (50.7% in constant currency) to $11.0 million in the quarter ended September 30, 2023 from $7.5 million in the quarter ended September 30, 2022. Adjusted Margin – Others includes customer inducement costs of $0.05 million in the quarter ended September 30, 2023 and $0.4 million in the quarter ended September 30, 2022, recorded as a reduction of revenue. The increase in revenue from our others business and Adjusted Margin – Others was primarily on account of an increase in revenue from marketing alliances and other travel and ancillary services primarily due to the sustained elevated travel demand in India in the quarter ended September 30, 2023 as compared to the quarter ended September 30, 2022.

Other Income. Other income decreased by 91.5% to $0.2 million in the quarter ended September 30, 2023 from $2.4 million in the quarter ended September 30, 2022, primarily due to a gain on discontinuation of equity-accounted investment of $2.0 million recorded in the quarter ended September 30, 2022.

Service Cost. Service cost increased by 24.8% to $40.3 million in the quarter ended September 30, 2023 from $32.3 million in the quarter ended September 30, 2022, primarily due to the sustained elevated travel demand in India in the quarter ended September 30, 2023 as compared to the quarter ended September 30, 2022.

Personnel Expenses. Personnel expenses increased by 4.6% to $35.0 million in the quarter ended September 30, 2023 from $33.5 million in the quarter ended September 30, 2022, primarily due to annual wage increases effected in the quarter ended June 30, 2023, partially offset by a reduction in share-based compensation costs in the quarter ended September 30, 2023 as compared to the quarter ended September 30, 2022.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased marginally by 1.1% to $25.0 million in the quarter ended September 30, 2023 from $24.8 million in the quarter ended September 30, 2022. Additionally, we incurred customer inducement costs recorded as a reduction of revenue of $60.3 million in the quarter ended September 30, 2023 and $57.8 million in the quarter ended September 30, 2022. The details are as follows:

	For the three months ended September 30
	2022	2023
	(Amounts in USD thousands)
Marketing and sales promotion expenses	24,756	25,035
Customer inducement costs recorded as a reduction of revenue	57,783	60,292

Other Operating Expenses. Other operating expenses increased by 69.4% to $55.1 million in the quarter ended September 30, 2023 from $32.5 million in the quarter ended September 30, 2022, primarily due to a $12.6 million increase in operating expenses, including distribution costs, payment gateway charges, outsourcing fees and website hosting charges linked to an increase in bookings and a $10.0 million impairment provision towards amounts recoverable from Go Airlines (India) Limited ("Go First"). On May 2, 2023, Go First filed an application for voluntary insolvency resolution proceedings before the National Company Law Tribunal in India and suspended all of its flight operations from May 3, 2023, as further described in “Item 8. Financial Information — Significant Changes” in our Annual Report on Form 20-F dated July 25, 2023. As of the date of this release, Go First’s flight operations remain suspended and there is heightened uncertainty relating to the resumption of Go First’s operations.

Depreciation and Amortization. Our depreciation and amortization expenses decreased marginally by 0.5% to $6.7 million in the quarter ended September 30, 2023 from $6.8 million in the quarter ended September 30, 2022.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a profit of $6.7 million in the quarter ended September 30, 2023 as compared to a profit of $3.9 million in the quarter ended September 30, 2022. Our Adjusted Operating Profit was $28.2 million in the quarter ended September 30, 2023 as compared to $15.1 million in the quarter ended September 30, 2022. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance Costs. Our net finance cost was $4.5 million in the quarter ended September 30, 2023 as compared to net finance cost of $11.1 million in the quarter ended September 30, 2022. The decrease in our net finance cost was primarily due to a decrease in net foreign exchange loss of $4.5 million in the quarter ended September 30, 2023, primarily due to decrease in unrealized foreign exchange losses resulting from translations of monetary assets and liabilities from Indian Rupees to U.S. dollars as at September 30, 2023 as compared to the quarter ended September 30, 2022.

Profit (Loss) for the Period. As a result of the foregoing factors, our profit for the quarter ended September 30, 2023 was $2.0 million as compared to a loss of $6.8 million in the quarter ended September 30, 2022. Our Adjusted Net Profit was $27.8 million in the quarter ended September 30, 2023, as compared to $8.0 million in the quarter ended September 30, 2022. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Earnings (Loss) per Share. As a result of the foregoing factors, diluted earnings per share was $0.02 for the quarter ended September 30, 2023 as compared to diluted loss per share of $0.06 in the quarter ended September 30, 2022. Our Adjusted Diluted Earnings per share was $0.25 in the quarter ended September 30, 2023, as compared to $0.07 in the quarter ended September 30, 2022. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Diluted earnings (loss) per share”, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at September 30, 2023, the balance of cash and cash equivalents and term deposits (including restricted cash and cash equivalents and term deposits of $6.5 million) on our balance sheet was $538.1 million.

Recent Developments

On October 31, 2023, our wholly-owned subsidiary, MakeMyTrip (India) Private Limited, entered into an agreement to acquire a majority interest in Savaari Car Rentals Private Limited, provider of inter-city car rental services in India. The transaction is expected to be completed prior to December 31, 2023. This acquisition is intended to expand our presence in the inter-city car rental market in India.

Repurchases of Shares and Convertible Notes

The Company’s share repurchase plan was initially approved by our Board of Directors on November 6, 2012 and was amended on March 9, 2023 to further extend the term of such plan until March 31, 2026 and to remove the limit on the repurchase price per ordinary share whereby the Company can henceforth repurchase ordinary shares at any price determined by our Board of Directors from time to time. There were no repurchases pursuant to the share repurchase plan during the second quarter of fiscal year 2024. As at September 30, 2023, we had remaining authority to repurchase up to $136.0 million of our outstanding ordinary shares.

On May 16, 2023, our Board of Directors authorized the Company to repurchase the 0.00% convertible senior notes due 2028, or 2028 Notes, from time to time through open market purchases, privately negotiated transactions with individual holders or otherwise, in accordance with applicable securities laws, provided that the aggregate amount of ordinary shares and aggregate amount of 2028 Notes that may be repurchased by the Company shall not exceed $136.0 million. The price and timing of any repurchases of 2028 Notes will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors as determined by the Board from time to time. There can be no assurance that we will execute any such repurchase.

Conference Call

MakeMyTrip will host a live Zoom webinar to discuss the Company’s results for the quarter ended September 30, 2023 beginning at 7:30 AM EDT or 5:00 PM IST on October 31, 2023 through the Company’s Investor Relations website at https://investors.makemytrip.com/. To participate, please use the following link https://makemytrip.zoom.us/webinar/register/WN_xJy_zumxQ8GyTfxyB9dX6A#/registration to register for the live event. Registered participants will receive a confirmation email containing the Zoom access link and alternative phone dial-in details. A replay of the event will be available on the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, approximately two hours after the conclusion of the live event.

About Key Performance Indicators and Non-IFRS Measures

We refer to certain non-IFRS measures in various places within this release, including “Adjusted Operating Profit (Loss)”, “Adjusted Net Profit (Loss)”, “Adjusted Diluted Earnings (Loss) per Share” and constant currency results. Our key performance indicators are “Adjusted Margin” and “Adjusted Margin %” which are also non-IFRS measures referred to in various places within this release.

We evaluate our financial performance in each of our reportable segments based on our key performance indicators, Adjusted Margin and Adjusted Margin %, which are non-IFRS measures and segment profitability measures. Adjusted Margin represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where we act as the principal. Adjusted Margin % represents Adjusted Margin as a percentage of gross bookings.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a non-IFRS measure and a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a "gross" basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) for the period and diluted earnings (loss) per share for the period, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, amortization of acquired intangibles, gain on discontinuation of equity accounted investment, impairment provision for non-financial assets, net change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, interest expense on financial liabilities measured at amortized cost and income tax expense (benefit) for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of results from operating activities, profit (loss) for the period and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, for example, share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expense allows investors to make additional comparisons between our operating results and those of other companies. In addition, reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of this release.

Constant currency results are financial measures that are not prepared in accordance with IFRS and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior period. Because the impact of changing foreign currency exchange rates may not provide an accurate baseline for analyzing trends in our business, management believes percentage growth in constant currency is an important metric for evaluating our operations. Constant currency is a non-IFRS measure and it should not be considered as a substitute for measures prepared in accordance with IFRS.

We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Diluted Earnings (Loss) per Share, Adjusted Margin, Adjusted Margin % and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items and other items such as customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs, which we believe are representative of our operating results and provide useful information to investors and analysts. We believe that investors and analysts in our industry use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers.

However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to”, “project”, “seek”, “should” or other similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, the adverse impact of the COVID-19 pandemic, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 25, 2023, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading travel group operating well-recognized travel brands including MakeMyTrip, Goibibo and redBus. Through our primary websites www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travellers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance, visa processing and foreign exchange.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators. For more information, visit https://www.makemytrip.com/about-us/company_profile.php

For more details, please contact:

Vipul Garg

Vice President - Investor Relations

MakeMyTrip Limited

Vipul.garg@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2023	As at September 30, 2023
Assets
Property, plant and equipment	25,380	24,795
Intangible assets and goodwill	628,974	615,902
Trade and other receivables, net	6,179	6,823
Investment in equity-accounted investees	2,070	2,046
Other investments	1,268	1,321
Term deposits	5,618	13,996
Non-current tax assets	18,373	23,176
Other non-current assets	53	42
Total non-current assets	687,915	688,101
Inventories	25	5
Contract assets	—	4,775
Trade and other receivables, net	68,847	80,621
Term deposits	197,056	220,476
Other current assets	121,964	168,202
Cash and cash equivalents	284,018	303,607
Total current assets	671,910	777,686
Total assets	1,359,825	1,465,787
Equity
Share capital	53	54
Share premium	2,057,362	2,111,091
Other components of equity	40,137	1,199
Accumulated deficit	(1,227,986)	(1,208,503)
Total equity attributable to owners of the Company	869,566	903,841
Non-controlling interests	6,490	4,734
Total equity	876,056	908,575
Liabilities
Loans and borrowings(#)	15,650	14,972
Employee benefits	8,886	9,674
Contract liabilities	163	240
Deferred tax liabilities, net	822	459
Other non-current liabilities	4,590	4,747
Total non-current liabilities	30,111	30,092
Loans and borrowings(#)	219,514	227,753
Trade and other payables	89,780	116,198
Contract liabilities	75,206	98,759
Other current liabilities	69,158	84,410
Total current liabilities	453,658	527,120
Total liabilities	483,769	557,212
Total equity and liabilities	1,359,825	1,465,787

# Loans and borrowings include lease liabilities amounting to $15.4 million as at September 30, 2023 (as at March 31, 2023: $16.4 million).

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended September 30		For the six months ended September 30
	2022	2023	2022	2023
Revenue
Air ticketing	39,608	48,597	70,549	94,475
Hotels and packages	68,246	89,366	152,291	204,581
Bus ticketing	16,088	19,789	36,395	44,716
Other revenue	7,312	10,938	14,752	21,649
Total revenue	131,254	168,690	273,987	365,421
Other income	2,440	207	2,488	529
Service cost
Procurement cost of hotels and packages services	30,147	40,274	71,233	99,872
Other cost of providing services	2,126	—	4,386	—
Personnel expenses	33,450	34,996	65,438	68,827
Marketing and sales promotion expenses	24,756	25,035	49,527	55,622
Other operating expenses	32,543	55,141	64,027	102,242
Depreciation and amortization	6,773	6,737	13,699	13,541
Results from operating activities	3,899	6,714	8,165	25,846
Finance income	3,020	5,459	4,679	9,920
Finance costs	14,129	9,940	30,202	14,994
Net finance costs	(11,109)	(4,481)	(25,523)	(5,074)
Share of profit (loss) of equity-accounted investees	40	(49)	65	(1)
Profit (loss) before tax	(7,170)	2,184	(17,293)	20,771
Income tax benefit (expense)	394	(184)	508	(173)
Profit (loss) for the period	(6,776)	2,000	(16,785)	20,598
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax	1,139	(369)	1,139	(369)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations, net of tax	(19,335)	(8,369)	(44,534)	(7,813)
Other comprehensive loss for the period, net of tax	(18,196)	(8,738)	(43,395)	(8,182)
Total comprehensive income (loss) for the period	(24,972)	(6,738)	(60,180)	12,416
Profit (loss) attributable to:
Owners of the Company	(6,980)	2,071	(17,078)	20,529
Non-controlling interests	204	(71)	293	69
Profit (loss) for the period	(6,776)	2,000	(16,785)	20,598
Total comprehensive income (loss) attributable to:
Owners of the Company	(24,925)	(6,571)	(59,881)	12,433
Non-controlling interests	(47)	(167)	(299)	(17)
Total comprehensive income (loss) for the period	(24,972)	(6,738)	(60,180)	12,416
Earnings (loss) per share (in USD)
Basic	(0.06)	0.02	(0.16)	0.19
Diluted	(0.06)	0.02	(0.16)	0.18
Weighted average number of shares (including Class B Shares)
Basic	109,689,510	110,959,137	109,400,517	110,759,314
Diluted	109,689,510	112,474,404	109,400,517	112,213,985

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to owners of the Company
			Other components of equity
	Share Capital	Share Premium	Equity Component of Convertible Notes	Fair Value Reserves	Share Based Payment Reserve	Foreign Currency Translation Reserve	Accumulated Deficit	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2023	53	2,057,362	31,122	368	176,836	(168,189)	(1,227,986)	869,566	6,490	876,056
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	—	—	—	20,529	20,529	69	20,598
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(7,728)	—	(7,728)	(85)	(7,813)
Remeasurement of defined benefit liability	—	—	—	—	—	—	(368)	(368)	(1)	(369)
Total other comprehensive income (loss)	—	—	—	—	—	(7,728)	(368)	(8,096)	(86)	(8,182)
Total comprehensive income (loss) for the period	—	—	—	—	—	(7,728)	20,161	12,433	(17)	12,416
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	17,314	—	—	17,314	23	17,337
Issue of ordinary shares on exercise of share based awards	1	53,729	—	—	(48,323)	—	—	5,407	—	5,407
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	(27)	—	27	—	—	—
Total contributions by owners	1	53,729	—	—	(31,036)	—	27	22,721	23	22,744
Changes in ownership interests
Acquisition of non-controlling interest	—	—	—	—	—	(229)	(418)	(647)	(1,762)	(2,409)
Change in fair value of financial liability for acquisition of non-controlling interest	—	—	—	—	—	55	(287)	(232)	—	(232)
Total changes in ownership interests in subsidiaries	—	—	—	—	—	(174)	(705)	(879)	(1,762)	(2,641)
Total transactions with owners	1	53,729	—	—	(31,036)	(174)	(678)	21,842	(1,739)	20,103
Balance as at September 30, 2023	54	2,111,091	31,122	368	145,800	(176,091)	(1,208,503)	903,841	4,734	908,575

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the six months ended September 30
	2022	2023
Profit (loss) for the period	(16,785)	20,598
Adjustments for non-cash items	55,382	45,061
Changes in working capital	(42,412)	(11,292)
Net cash generated from (used in) operating activities	(3,815)	54,367
Net cash generated from (used in) investing activities	65,287	(30,292)
Net cash generated from (used in) financing activities	825	(4,191)
Increase in cash and cash equivalents	62,297	19,884
Cash and cash equivalents at beginning of the period	213,283	284,018
Effect of exchange rate fluctuations on cash held	(926)	(295)
Cash and cash equivalents at end of the period	274,654	303,607

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended September 30
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Consolidated Revenue	39,608	48,597	68,246	89,366	16,088	19,789	7,312	10,938	131,254	168,690
Add: Customer inducement costs recorded as a reduction of revenue*	36,148	31,653	19,261	26,567	1,971	2,026	403	46	57,783	60,292
Less: Service cost	758	—	30,147	40,274	1,201	—	167	—	32,273	40,274
Adjusted Margin	74,998	80,250	57,360	75,659	16,858	21,815	7,548	10,984	156,764	188,708
Other income									2,440	207
Personnel expenses									(33,450)	(34,996)
Marketing and sales promotion expenses									(24,756)	(25,035)
Customer inducement costs recorded as a reduction of revenue*									(57,783)	(60,292)
Other operating expenses									(32,543)	(55,141)
Depreciation and amortization									(6,773)	(6,737)
Finance income									3,020	5,459
Finance costs									(14,129)	(9,940)
Share of profit (loss) of equity-accounted investees									40	(49)
Profit (loss) before tax									(7,170)	2,184

	For the six months ended September 30
	Reportable segments
	Air ticketing		Hotels and packages		Bus ticketing		All other segments		Total
Particulars	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Consolidated Revenue	70,549	94,475	152,291	204,581	36,395	44,716	14,752	21,649	273,987	365,421
Add: Customer inducement costs recorded as a reduction of revenue*	66,339	60,308	43,227	56,518	4,171	4,376	870	254	114,607	121,456
Less: Service cost	1,266	—	71,233	99,872	2,945	—	175	—	75,619	99,872
Adjusted Margin	135,622	154,783	124,285	161,227	37,621	49,092	15,447	21,903	312,975	387,005
Other income									2,488	529
Personnel expenses									(65,438)	(68,827)
Marketing and sales promotion expenses									(49,527)	(55,622)
Customer inducement costs recorded as a reduction of revenue*									(114,607)	(121,456)
Other operating expenses									(64,027)	(102,242)
Depreciation and amortization									(13,699)	(13,541)
Finance income									4,679	9,920
Finance costs									(30,202)	(14,994)
Share of profit (loss) of equity-accounted investees									65	(1)
Profit (loss) before tax									(17,293)	20,771

* For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived at by adding back certain customer inducement costs including customer incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and reducing service cost.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS

(Unaudited)

(Amounts in USD thousands, except per share data)

The following tables reconcile our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2022	2023	2022	2023	2022	2023	2022	2023
Revenue as per IFRS	39,608	48,597	68,246	89,366	16,088	19,789	7,312	10,938
Add: Customer inducement costs recorded as a reduction of revenue	36,148	31,653	19,261	26,567	1,971	2,026	403	46
Less: Service cost	758	—	30,147	40,274	1,201	—	167	—
Adjusted Margin(2)	74,998	80,250	57,360	75,659	16,858	21,815	7,548	10,984

	For the six months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others
	2022	2023	2022	2023	2022	2023	2022	2023
	(Amounts in USD thousands)
Revenue as per IFRS	70,549	94,475	152,291	204,581	36,395	44,716	14,752	21,649
Add: Customer inducement costs recorded as a reduction of revenue	66,339	60,308	43,227	56,518	4,171	4,376	870	254
Less: Service cost	1,266	—	71,233	99,872	2,945	—	175	—
Adjusted Margin(2)	135,622	154,783	124,285	161,227	37,621	49,092	15,447	21,903

The following table reconciles our results from operating activities (an IFRS measure) to Adjusted Operating Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2022	2023	2022	2023
Results from operating activities as per IFRS	3,899	6,714	8,165	25,846
Add: Acquisition related intangibles amortization	3,225	3,000	6,559	6,135
Add: Employee share-based compensation costs	10,030	8,438	18,899	16,310
Less: Gain on discontinuation of equity accounted investment	(2,017)	—	(2,017)	—
Add: Impairment provision for non-financial assets	—	10,047	—	10,047
Adjusted Operating Profit (Loss)	15,137	28,199	31,606	58,338

The following table reconciles our profit (loss) for the period (an IFRS measure) to Adjusted Net Profit (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2022	2023	2022	2023
Profit (Loss) for the period as per IFRS	(6,776)	2,000	(16,785)	20,598
Add: Acquisition related intangibles amortization	3,225	3,000	6,559	6,135
Add: Employee share-based compensation costs	10,030	8,438	18,899	16,310
Less: Gain on discontinuation of equity accounted investment	(2,017)	—	(2,017)	—
Add: Impairment provision for non-financial assets	—	10,047	—	10,047
Add: Interest expense on financial liabilities measured at amortized cost	3,751	3,979	7,460	7,914
Add (Less): Income tax expense (benefit)	(394)	184	(508)	173
Add: Net change in value of financial liability in business combination	230	108	464	215
Add (Less): Share of loss (profit) of equity-accounted investees	(40)	49	(65)	1
Adjusted Net Profit (Loss)	8,009	27,805	14,007	61,393

The following table reconciles our diluted earnings (loss) per share for the period (an IFRS measure) to Adjusted Diluted Earnings (Loss) per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2022	2023	2022	2023
Diluted Earnings (Loss) per Share for the period as per IFRS	(0.06)	0.02	(0.16)	0.18
Add: Acquisition related intangibles amortization	0.03	0.03	0.06	0.06
Add: Employee share-based compensation costs	0.09	0.07	0.18	0.15
Less: Gain on discontinuation of equity accounted investment	(0.02)	—	(0.02)	—
Add: Impairment provision for non-financial assets	—	0.09	—	0.09
Add: Interest expense on financial liabilities measured at amortized cost	0.03	0.04	0.07	0.07
Add (Less): Income tax expense (benefit)	*	*	*	*
Add: Net change in value of financial liability in business combination	*	*	*	*
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings (Loss) per Share	0.07	0.25	0.13	0.55

* Less than $0.01.

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported amount and constant currency(1) amount:

(Unaudited)	For the three months ended September 30, 2023
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	48,597	89,366	19,789	10,938	168,690	80,250	75,659	21,815	10,984
Impact of Foreign Currency Translation	1,690	2,850	693	377	5,610	2,760	2,767	770	390
Constant Currency Amount	50,287	92,216	20,482	11,315	174,300	83,010	78,426	22,585	11,374

(Unaudited)	For the six months ended September 30, 2023
	Revenue					Adjusted Margin
Reported Amount and Constant Currency Amount	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Amount	94,475	204,581	44,716	21,649	365,421	154,783	161,227	49,092	21,903
Impact of Foreign Currency Translation	4,539	9,191	2,174	1,049	16,953	7,356	8,077	2,399	1,062
Constant Currency Amount	99,014	213,772	46,890	22,698	382,374	162,139	169,304	51,491	22,965

The following tables reconcile our revenue (an IFRS measure) and Adjusted Margin (a segment profitability measure) in terms of reported growth and constant currency(1) growth:

(Unaudited)	For the three months ended September 30, 2023
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	22.7%	30.9%	23.0%	49.6%	28.5%	7.0%	31.9%	29.4%	45.5%
Impact of Foreign Currency Translation	4.3%	4.2%	4.3%	5.1%	4.3%	3.7%	4.8%	4.6%	5.2%
Constant Currency Growth	27.0%	35.1%	27.3%	54.7%	32.8%	10.7%	36.7%	34.0%	50.7%

(Unaudited)	For the six months ended September 30, 2023
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	33.9%	34.3%	22.9%	46.8%	33.4%	14.1%	29.7%	30.5%	41.8%
Impact of Foreign Currency Translation	6.4%	6.1%	5.9%	7.1%	6.2%	5.5%	6.5%	6.4%	6.9%
Constant Currency Growth	40.3%	40.4%	28.8%	53.9%	39.6%	19.6%	36.2%	36.9%	48.7%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended September 30		For the six months ended September 30
	2022	2023	2022	2023
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	10,547	13,068	20,139	25,861
Hotels and Packages – Room nights(2)	6,046	7,238	12,612	15,114
Standalone Hotels – Online(3) – Room nights(2)	5,907	7,085	12,264	14,695
Bus Ticketing – Travelled tickets	16,349	19,403	35,068	41,626

Adjusted Margin
Air Ticketing(4)	$74,998	$80,250	$135,622	$154,783
Hotels and Packages	57,360	75,659	124,285	161,227
Bus Ticketing	16,858	21,815	37,621	49,092
Others	7,548	10,984	15,447	21,903

Gross Bookings
Air Ticketing(4)	$1,019,837	$1,187,567	$2,007,160	$2,400,285
Hotels and Packages	333,519	432,425	722,069	930,412
Bus Ticketing	188,312	219,708	424,914	496,492
	$1,541,668	$1,839,700	$3,154,143	$3,827,189

Adjusted Margin %
Air Ticketing(4)	7.4%	6.8%	6.8%	6.4%
Hotels and Packages	17.2%	17.5%	17.2%	17.3%
Bus Ticketing	9.0%	9.9%	8.9%	9.9%

Notes:

(1)
“Flight segments” means a flight between two cities, including flights booked as part of a longer itinerary or a package, and is reported net of cancellations.
(2)
In view of room bookings by hours being offered from the quarter ended December 31, 2022, “Room nights” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights/days that such customer or group occupies those rooms and is reported net of cancellations. Prior to the quarter ended December 31, 2022, “Room nights” was the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupied those rooms and was reported net of cancellations.
(3)
“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms. Hotels and Packages – Room nights includes Standalone Hotels – Online – Room nights and is reported net of cancellations.
(4)
Excludes flight segments booked as a component of bookings for our Hotels and Packages segment.